Contact

www.linkedin.com/in/ethan-miller-b4b9a64 (LinkedIn)
www.cleanlineconsultingllc.com/ (Personal)

Top Skills

Renewable Energy
Solar Energy
Energy

Certifications

PV Installer
Class A General Engineering Contractor
Engineer

Publications

Pre-construction, Engineering and Design Costs of Large-Scale Residential Installations - Part 1
Pre-construction, Engineering and Installation Costs of Utility-Scale Module Installations - Part 2
Driving Down BOS Costs in Commerical Installations

Patents

Snap In Mounting System For Solar Panels
Module Attachment Aparatus and Method

Ethan Miller

Senior Executive, Operations Expert, Innovator, Leader and Advisor
United States

Summary

Ethan Miller has 20+ years of experience leading US solar companies from startups to highly valuable market leaders. He has consistently delivered top market share results with best in class innovation, safety, quality and customer experience. His experience at all levels and responsibilities within the solar industry give him a comprehensive operating perspective.

Ethan now leads operations at Powur PBC as Chief Operating Officer. Previous to Powur, Ethan was VP of Operations at Sunpower where he managed Sunpower's residential installation business including foundational operational requirements, rapid year on year growth, cost improvement and the launch of the Sunvault energy storage system. Other experience includes acting as Senior VP of Operations for Sunrun's national installation business. At Sunrun, Ethan built the installation business from the ground up to achieve a #1 market share position nationwide.

Additional achievements include building utility and industrial scale systems at REC Solar and managing AEE Solar's supply chain.Ethan also founded the SnapNRack solar module mounting solution business which is now a leading national product.

Passions include building successful teams, rapid scaling and achieving cost efficiencies. Ethan is most proud of the transformative steps he has directly achieved in the solar industry leading to the scale market that exists today.

Experience

Powur, PBC

Chief Operating Officer
October 2021 - Present (3 years 1 month)

Delivering on the promise of a world class experience for Powur's customers with a focus on rapidly expanding solar installations through innovative operating solutions and successful partnerships.

Cleanline Consulting LLC
Owner
2018 - Present (6 years)

Advisor, investor and consultant supporting businesses in growth, strategy and operational excellence.

SunPower Corporation
Vice President of Operations
May 2020 - September 2021 (1 year 5 months)

Lead solar design and operations for Sunpower's Residential Installation Channel. This includes installation and service through field operations centers and management of partner network. Achieved 3X growth in <12 months while reducing cycle time by >20%. Responsibilities included design, installation, safety, quality and O&M.

Sunrun
Senior Vice President of Operations
February 2014 - April 2019 (5 years 3 months)

San Francisco Bay Area

Responsible for overseeing all aspects of Sunrun's national solar installation business with over 1GW deployed. Built Sunrun's installation business from only a few field employees to thousands of technicians in 50+ offices nationwide. This included a centralized design and call center. Rapidly scaled organization to achieve #1 market share in the United States and was part of the executive team that took Sunrun public at $1.7 billion on NASDAQ. Achieved several step function transformative improvements in efficiency and costs. Functional responsibilities included engineering, construction, project management, service, warranty, quality, safety, fleet and facilities. Also innovated and pioneered energy storage solutions which is now a scale consumer product.

REC Solar
13 years 2 months

Vice President and General Manager
September 2012 - February 2014 (1 year 6 months)

As Vice President & GM of REC Solar's regional business, Ethan was responsible for all national residential and commercial business activities. He was responsible for a >$200 million P&L and achieving profitable tripe digit growth. Additionally, his achievements and strategic engagement lead to the merger with Sunrun. Responsibilities included P&L management, cash flow management, Sales, Marketing, Construction, Engineering and Customer Service.

Vice President of Operations

August 2010 - October 2012 (2 years 3 months)

Ethan was the Vice President of Operations for Mainstream Energy / REC Solar / AEE Solar and lead the Operations organization which included strategic sourcing, procurement, logistics, SnapNRack, service, engineering and construction. Core focus was ensuring the operational excellence of the company's rapid expansion into new and existing solar markets nationwide. He supported both the AEE distribution business as well as REC Solar residential, commercial, utility and government EPC.

Vice President of Construction and Engineering

December 2008 - August 2010 (1 year 9 months)

Lead all aspects of installation for commercial, utility, government and residential projects. Built REC Solar's commercial construction and engineering divisions from the ground up. Innovated software and hardware solutions to achieve scale and business efficiency. Innovations included several patents, ERP implementations and field management software solutions.

Senior Director of Construction and Engineering

January 2001 - November 2008 (7 years 11 months)

Managed all nationwide construction and engineering. Built REC Solar's regional operations from the ground up including the establishment of all branches. Sustained triple digit growth year-on-year growth taking REC Solar to one of the largest solar integrators nationwide.

PG&E

Nuclear Quality and Licensing Engineer

April 2000 - December 2000 (9 months)

Worked with Nuclear Regulatory Commission on inspections and compliance with technical sepcifications.

Education

California Polytechnic State University-San Luis Obispo

BS, Mechanical Engineering · (1997 - 2002)

University of California, Berkeley

Project Management Coursework